UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

TUESDAY MORNING CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

899035505

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court, Suite 230

Dallas, Texas 75201

(214) 756-6156

With a copy to:

Taylor H. Wilson

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5615

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899035505

1.	Names of Reporting Persons Becker Drapkin Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,081,407
	8.	Shared Voting Power 1,784,933
	9.	Sole Dispositive Power 1,081,407
	10.	Shared Dispositive Power 1,784,933
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,866,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 899035505

1.	Names of Reporting Persons Becker Drapkin Partners (QP), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,035,041
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,035,041
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,041
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 899035505

1.	Names of Reporting Persons Becker Drapkin Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 143,655
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 143,655
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,655
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 899035505

1.	Names of Reporting Persons BD Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 606,237
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 606,237
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 899035505

1.	Names of Reporting Persons BC Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,866,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,866,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,866,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 899035505

1.	Names of Reporting Persons Steven R. Becker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,186[12]
	8.	Shared Voting Power 2,866,340
	9.	Sole Dispositive Power 13,886[1]
	10.	Shared Dispositive Power 2,866,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,888,526[12]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IN

[1]

Includes 5,000 shares of common stock of the issuer that the reporting person has the right to acquire within 60 days of the date of this Schedule 13D pursuant to stock options to acquire shares of common stock of the issuer.

[2]	Includes 8,300 unvested shares of restricted stock of the issuer, which are subject to forfeiture and restrictions and vest on November 4, 2013.

CUSIP No. 899035505

1.	Names of Reporting Persons Matthew A. Drapkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,866,340
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,866,340
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,866,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 to Schedule 13D (this “Amendment”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock, $0.01 par value (the “Common Stock”), of Tuesday Morning Corporation, a Delaware corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on June 6, 2012, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on June 26, 2012, Amendment No. 2 to the Schedule 13D filed on July 2, 2012, Amendment No. 3 to the Schedule 13D filed on September 14, 2012, Amendment No. 4 to the Schedule 13D filed on October 26, 2012, Amendment No. 5 to the Schedule 13D filed on November 7, 2012 and Amendment No. 6 to the Schedule 13D filed on May 10, 2013 (as amended, the “Schedule 13D”). This Amendment reflects changes to beneficial ownership as a result of the disposition of shares of Common Stock by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Becker Drapkin Funds, the Managed Account and Mr. Becker are the record and direct beneficial owners of the securities covered by this Schedule 13D.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin QP (the “Becker Drapkin QP Shares”). Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, BD Partners V Shares and the Managed Account Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by Becker Drapkin, L.P. (the “Becker Drapkin, L.P. Shares”). Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares, BD Partners V Shares and the Managed Account Shares.

BD Partners V has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock beneficially owned by BD Partners VI (the “BD Partners V Shares”, and together with the Becker Drapkin QP Shares and the Becker Drapkin, L.P. Shares, the “Becker Drapkin Funds Shares”). BD Partners V disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, Becker Drapkin QP Shares and the Managed Account Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the disposition of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) any shares of Common Stock beneficially owned by the Managed Account (the “Managed Account Shares”). BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares and the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

Mr. Becker owns (i) 17,186 shares of Common Stock (including 8,300 unvested shares of restricted stock of the Issuer, which are subject to forfeiture and restrictions and vest on November 4, 2013) (the “Becker Shares”) and (ii) 5,000 options to purchase Common Stock which will vest within 60 days (the “Options”) and, in each case, which were granted to him pursuant to the Tuesday Morning Corporation 2004 Long-Term Equity Incentive Plan. Each of the Reporting Persons (other than Mr. Becker) disclaims beneficial ownership over the Becker Shares and the Options.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
08/23/2013	BD Partners V		201,984	$14.096(1)	Open Market Transaction
08/23/2013	Becker Drapkin QP		344,853	$14.096(1)	Open Market Transaction
08/23/2013	Becker Drapkin, L.P.		47,862	$14.096(1)	Open Market Transaction
08/23/2013	BD Management		360,301	$14.096(1)	Open Market Transaction

(1)	Excluding commissions of $0.04 per share.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated August 27, 2013 (filed herewith)

99.1	Joint Filing Agreement, dated August 27, 2013 (filed herewith)

99.2	Letter, dated June 5, 2012, to Board of Directors of Tuesday Morning Corporation from Becker Drapkin Management, L.P (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on June 6, 2012 by the Reporting Persons with the SEC)

99.3	Agreement, dated June 29, 2012, by and among Tuesday Morning Corporation; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; and BD Partners V, L.P. (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on July 2, 2012 by the Reporting Persons with the SEC)

99.4	Stock Purchase Plan, dated September 13, 2012, by and between Becker Management, L.P. and Knight Capital Americas LLC (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on September 14, 2012 by the Reporting Persons with the SEC)

99.5	Stock Purchase Plan, dated May 9, 2013, by and between Becker Drapkin Management, L.P. and Janney Montgomery Scott, LLC (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on May 10, 2013 by the Reporting Persons with the SEC)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2013	BECKER DRAPKIN MANAGEMENT, L.P.

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BD PARTNERS V, L.P.

	By:	Becker Drapkin Management, L.P.
	Its:	General Partner

	By:	BC Advisors, LLC
	Its:	General Partner

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

	By:	/s/ Ashley Sekimoto
	Name:	Ashley Sekimoto
	Title:	Attorney-in-Fact

STEVEN R. BECKER

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

/s/ Ashley Sekimoto
Name:	Ashley Sekimoto
Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney, dated August 27, 2013 (filed herewith)

99.1	Joint Filing Agreement, dated August 27, 2013 (filed herewith)

99.2	Letter, dated June 5, 2012, to Board of Directors of Tuesday Morning Corporation from Becker Drapkin Management, L.P (incorporated by reference to Exhibit 1 to the Schedule 13D relating to the Common Stock of the Issuer filed on June 6, 2012 by the Reporting Persons with the SEC)

99.3	Agreement, dated June 29, 2012, by and among Tuesday Morning Corporation; Steven R. Becker; Matthew A. Drapkin; BC Advisors, LLC; Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; and BD Partners V, L.P. (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on July 2, 2012 by the Reporting Persons with the SEC)

99.4	Stock Purchase Plan, dated September 13, 2012, by and between Becker Management, L.P. and Knight Capital Americas LLC (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on September 14, 2012 by the Reporting Persons with the SEC)

99.5	Stock Purchase Plan, dated May 9, 2013, by and between Becker Drapkin Management, L.P. and Janney Montgomery Scott, LLC (incorporated by reference to Exhibit 1 to the Schedule D relating to the Common Stock of the Issuer filed on May 10, 2013 by the Reporting Persons with the SEC)